EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

For the year ending December 31,
2006	2005	2004	2003	2002
2.0	3.1	2.0	2.0	1.2

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	For the year ending December 31,
	2006	2005	2004	2003	2002
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$109,053	$278,092	$119,031	$112,144	$19,081
Interest expense (including amortization of debt discount and issuing costs)	94,202	118,047	106,225	101,868	93,320
Distributions from equity investee	5,879	3,812	—	946	3,761
Interest component of rental expense	874	1,121	456	97	428
Total	$210,008	$401,072	$225,712	$215,055	$116,590

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$94,202	$118,047	$106,225	$101,868	$93,320
Capitalized interest	11,838	8,484	6,433	4,266	3,733
Interest component of rental expense	874	1,121	456	97	428
Total	$106,914	$127,652	$113,114	$106,231	$97,481

RATIO OF EARNINGS TO FIXED CHARGES	2.0	3.1	2.0	2.0	1.2